

Mail Stop 3030

April 15, 2009

VIA U.S. MAIL and FACSIMILE (818) 780-6677

Derrick Romine
Chief Financial Officer
Cardo Medical, Inc.
8899 Beverly Blvd., Suite 619
Los Angeles, CA 90048

> **Re: Cardo Medical, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 10-Q/A for the quarterly period ended September 30, 2008**
> **File No. 000-21419**

Dear Mr. Romine:

We have reviewed your response dated March 16, 2009 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments, however, if you disagree, we would be pleased to consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Romine
Cardo Medical, Inc.
April 15, 2009
Page 2

Form 10-K for the fiscal year ended December 31, 2008

Critical Accounting Policies and Estimates, page 37

1.   Please note that the discussion of critical accounting policies and estimates should
        present your analysis of the uncertainties involved in applying a principle at a
        given time or the variability that is reasonably likely to result from its application
        over time. You should address specifically why your accounting estimates or
        assumptions bear the risk of change. Equally important, you should address the
        questions that arise once the critical accounting estimate or assumption has been
        identified, by analyzing, to the extent material, such factors as how you arrived at
        the estimate, how accurate the estimate/assumption has been in the past, how
        much the estimate/assumption has changed in the past, and whether the
        estimate/assumption is reasonably likely to change in the future. In future filings,
        please consider providing a more detailed discussion of the critical estimates and
        assumptions involved in assessing goodwill and intangible assets for impairment
        as well as in determining the fair value of stock based awards.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 42

2.   In accordance with Rule 2-02(a), please have your auditors revise future reports
        of independent registered public accounting firm to indicate the city and state
        where the report was issued.

Consolidated Statements of Shareholders' Equity and Non-Controlling Interests, page 45

3.   We see that you have included non-controlling interest within your schedule of
        consolidated statement of shareholder's equity. Please tell us the basis for your
        presentation and how this complies with the requirements of Rule 3-04 of
        Regulation S-X.

4.   We reference a cash distribution to Accin Corporation shareholders of $6,201 in
        the consolidated statement of cash flows for the fiscal year ended December 31,
        2008. Please tell us how this distribution is presented in the statement of
        stockholder's equity.

Note 1. Summary of Significant Accounting Policies, page 47

Other Assets, page 49

5.   We see from page 39 that you recognize amortization of capitalized license fees
        within selling, general and administrative expenses. Since the license fees relate

to marketing and distributing a manufacturer's products, please tell us how you considered that the amortization of license fees should be recorded within cost of sales.

Goodwill and Other Intangible Assets, page 49

6.   Please tell us and expand future filings to make more detailed and specific disclosure about how you identify and measure goodwill impairment. Discuss how your policy considers paragraphs 19 – 22 of SFAS 142 and the two-step impairment test and how you measure fair value for purposes of this exercise. Please also expand to address the reporting unit concept, how you identified reporting units and how you allocated goodwill to those reporting units. Please disclose significant estimates and assumptions used in your analysis. In addition, tell us how you concluded that the remaining goodwill and other intangible assets are recoverable at December 31, 2008.

Share Based Payment, page 49

7.   We note that you base your historical volatility on the Dow Jones index of small cap medical device companies in addition to an index of similarly situated public companies. Please explain to us how you use the index in calculating historical volatility. For example, discuss how that index is comparable to your company by explaining how this index contains historical volatilities of similar entities following a comparable period in their lives. Tell us how the expected volatility used in your stock-based compensation calculations complies with the guidance of paragraphs A31-A34 of SFAS 123(R) and question 6 of SAB Topic 14.D.1.

Revenue Recognition, page 50

8.   We reference the disclosure that revenue is recognized when title and risk of loss pass to the customer, which is generally on the day of surgery. In your response and in future filings, please expand to describe the terms and conditions of product sales in sufficient detail to indicate how your revenue recognition treatment complies with SAB Topic 13. The policy should also address, where significant, customer acceptance, return policies, post-sale obligations, warranties, credits and discounts, rebates, price protection or similar privileges and how these impact revenue recognition. Future filings should address how your policy differs for both end-users and distributors.

Research and Development Costs, page 50

9.   We see that you recorded in-process research and development in the acquisition of the minority interest of Accelerated. Please expand future filings to include disclosure about the nature of the acquired technology and how the fair value was

determined. Please make some disclosure about the state of completion at acquisition and the extent of effort necessary to complete the in-process project(s), including costs. Disclose whether the technology was brought to fruition, and if not, disclose why not.

10. As a related matter, in future filings critical accounting policies should discuss the following related to in-process research and development, as applicable:

· Nature of projects acquired;
· Summary of values assigned to IPR&D by technology / product
· Status of the development of the work at acquisition date;
· Nature and timing of remaining efforts for completion, including estimated completion date;
· Value and risks of the purchased R&D;
· How periods subsequent to the acquisition have been affected by completion of the project and introduction of the technology.

Note 7. Accin Transaction, page 54

11. Please explain to us in greater detail the transaction which resulted in the acquisition of Accelerated. In your response, please address the following comments:

· Discuss why Cardo received only 37.5% of the ownership interests of Accelerated when they contributed $3,750 in cash to the venture while Accin only contributed business assets with a net book value of $867.

· Discuss why the capital transactions of Accelerated are recorded on Cardo's books from inception. For example, we see that the contribution of Accin's net assets and the distribution to Accin was recorded within the consolidated statement of shareholder's equity. Discuss the nature of the line item "contribution of net assets of Accin" on the statement of stockholder's equity and reconcile the amounts to this footnote.

· Discuss why the $3,750 contribution by Cardo was distributed by Accelerated to Accin. For example, explain whether this distribution diluted any of Accin's ownership interests in Accelerated.

· Discuss how you determined that Cardo obtained control of Accelerated such that their cash contribution of $3,750 (which was distributed to Accin) constituted a business combination and as a result Cardo should consolidated Accelerated. Tell us the accounting literature that you consulted and the specifics of the transaction that led you to the conclusion. Please also tell us

Mr. Romine
Cardo Medical, Inc.
April 15, 2009
Page 5

how you considered FIN 46(R) in determining who should consolidate
Accelerated.

· Discuss what section under SAB Topic 5 you referred to in determining that
the assets should be recorded at Accin's historical cost basis. Discuss the
nature of the common ownership of Accin, Accelerated and Carodo and how
that impacted your conclusion.

· Discuss the nature of the net assets that Accin contributed to Accelerated.

· Tell us why you are providing pro forma information as if Accin and Cardo
were consolidated at the beginning of 2007. It appears as though Accin is the
other joint venture partner in the ownership of Accelerated.

Future filings should also be revised to address the above comments, as
appropriate.

Note 8. Acquisition of Non-Controlling Interests, page 55

12.   Please revise future filings to include all of the disclosures required by paragraphs
52 and 54 of SFAS 141.

Item 9A (T). Controls and Procedures, page 62

13.   We note the material weaknesses identified at December 31, 2008 and included
within the discussion of your internal control over financial reporting. Please
revise future filings to disclose in greater detail the nature of the material
weaknesses identified in your disclosure. In addition, please disclose when the
material weaknesses were identified, by whom they were identified and when the
material weaknesses first began.

Form 10-Q/A for the quarterly period ended September 30, 2008

Exhibits 31.1 and 31.2

14.   We note that you omitted the language in paragraph 4 of Item 601(b)(31)(i) of
Regulation S-K that refers to internal control over financial reporting. Please file
an amendment to the Form10-Q/A to include certifications that include all the
required paragraphs. You may file an abbreviated amendment that includes a
cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the
certification.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3676 or Kristin Lochhead at (202) 551-3664 if you have questions.   In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief